PRIMERO RECEIVES LEGAL CLAIM FILED BY MEXICAN TAX AUTHORITIES

Toronto, Ontario, February 3, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) announced today that its Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”), has received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement (“APA”) issued by SAT in 2012. The APA confirmed the Company’s basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT’s agreement to accept that basis for those years. The legal claim initiated does not identify any different basis for paying taxes. The Company believes this legal claim is without merit and it intends to vigorously defend the validity of its APA. The Company’s operations continue as usual.

PEM and its legal counsel are in the process of completing a detailed review of the legal claim, which is in excess of 200 pages. The Company’s Mexican legal and financial advisors have informed the Company that SAT’s judicial challenge to the validity of an APA is without precedent. The Company’s advisors maintain that seeking to nullify an APA undermines the function of an APA, which is to assure a taxpayer of certainty. The Mexican Supreme Court of Justice recently concluded that where a tax ruling is challenged by the tax authorities through a legal claim, there can be no retroactive consequences or payments levied against a taxpayer that obtained the ruling in good faith within applicable legal principles. The Company, and its Mexican legal and financial advisors, continue to believe that the Company has filed its tax returns, and paid all applicable taxes, in compliance with Mexican tax laws.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Corporate Development & Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the APA and the Company's ability to defend its validity, the Company's ability to pay taxes in Mexico on realized silver prices and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management and the specific assumptions set forth above in this news release.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the Company not being able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.